Exhibit 8.1



                               BATTLE FOWLER LLP
                        A LIMITED LIABILITY PARTNERSHIP
                              75 East 55th Street
                            New York, New York 10022
                                 (212) 856-7000






                                 (212) 856-7060


                                 (212) 856-7810


                                December 16, 1998

Capital Trust
Capital Trust, Inc.
605 Third Avenue
26th Floor
New York, NY 10016

                  Re:      Reorganization as Maryland Corporation

Ladies and Gentlemen:

         You have asked us to advise you concerning the federal income tax consequences of the proposed reorganization of Capital Trust, a California business trust (the "Company") as a Maryland corporation by means of two simultaneous mergers pursuant to which (a) the Company will be merged with and into a newly formed, indirect wholly-owned limited partnership subsidiary of the Company (the "Partnership"), and (b) the Partnership will be merged with and into Capital Trust, Inc., a newly formed Maryland corporation and wholly-owned subsidiary of the Company ("Newco"). The Partnership will elect pursuant to Treas. Reg. ss. 301.7701-3 to be treated as a corporation for federal income tax purposes. Newco's capital structure will be substantially identical to that of the Company, and Newco will continue substantially the same business as that currently being conducted by the Company. Pursuant to the merger agreement, holders of the Company's outstanding Class A Common Shares and Class A Preferred Shares will have their shares converted on a share for share basis into shares of Class A Common Stock and Class A Preferred Stock of Newco.

         For purposes of rendering this Opinion, we have examined the originals, certified copies or copies otherwise identified to our satisfaction as being true copies of the originals of the Agreement and Plan of Merger, dated November 12, 1998, by and among the Company, the Partnership and Newco (the "Agreement and Plan of Merger"), and such other documents relating to the proposed reincorporation as we deemed necessary or appropriate. We have assumed that all of the foregoing

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                                                                               2


Capital Trust                                                  December 16, 1998
Capital Trust, Inc.



documents have been duly executed and delivered and that those executing the documents have due authority to bind the entity on behalf of which they are signing.

         Based on the foregoing, it is our opinion that the transactions occurring pursuant to the Agreement and Plan of Merger will constitute a reorganization within the meaning of ss. 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended. Neither the shareholders of the Company or the Company itself will recognize any gain or loss as a result of the reorganization; the shareholders' basis in the stock of Newco will be the same as their basis in their shares of the Company; and, for those shareholders who hold shares of the Company as capital assets, their holding period for the shares of stock of Newco received in the reorganization will include their holding period for their shares of the Company. Newco's basis and holding period for the assets of the Company acquired upon the consummation of the reorganization will be the same as the basis and holding period of such assets in the hands of the Company.

         This Opinion does not address the possible state, local or foreign tax consequences of the proposed reincorporation or any federal income tax consequences of that transaction other than those specifically set forth herein. It also does not address any tax consequences to shareholders in particular circumstances, such as shareholders who are dealers in securities, who are subject to the alternative minimum tax provisions, who are foreign persons or who acquired their shares in connection with stock options or stock purchase plans or other compensatory transactions. It may be relied on only by Capital Trust, the Partnership, Newco and the shareholders of Capital Trust and Newco.

         Please note that this Opinion represents only our best judgment as to the federal income tax consequences of the proposed reincorporation; it is not binding on the Internal Revenue Service or the courts. Our conclusions are based on statutory provisions, administrative regulations, published rulings, and existing judicial decisions, all as in effect on the date hereof. It is possible that future legislative, judicial or administrative changes could change the law applicable to the proposed reincorporation. Please also note that our giving of the advice set forth in this Opinion does not imply an undertaking on our part to advise you of any new developments in the application or interpretation of the federal income tax laws.

                                               Very truly yours,


                                               /s/ Battle Fowler LLP


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